SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                 PW Eagle, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    69366Y108
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                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                        200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 28, 2006
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                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)
                           --------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.      69366Y108              SCHEDULE 13D         PAGE 2 OF 9 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                PIRATE CAPITAL LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)
                                                                          [ ]
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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    2,000,000
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,000,000
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

             2,000,000
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    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            17.9%
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS


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CUSIP NO.       69366Y108             SCHEDULE 13D         PAGE 3 OF 9 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                THOMAS R. HUDSON JR.
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)
                                                                          [ ]
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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
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                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    2,000,000
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,000,000
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

             2,000,000
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            17.9%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS


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CUSIP NO.      69366Y108              SCHEDULE 13D         PAGE 4 OF 9 PAGES
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Item 1.           SECURITY AND ISSUER

        This statement relates to the shares of common stock, par value $0.01 (the "Shares"), of PW Eagle, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 1550 Valley River Drive, Eugene, Oregon 97401.

ITEM 2.           IDENTITY AND BACKGROUND

        (a) This statement is filed by Pirate Capital LLC, a Delaware limited liability company, and Thomas R. Hudson Jr. (together, the "Reporting Persons"). Each of the Reporting Persons is deemed to be the beneficial owner of the Shares held by Jolly Roger Fund LP, a Delaware limited partnership and an investment fund, Jolly Roger Offshore Fund LTD, a British Virgin Islands company and an investment fund, and Jolly Roger Activist Portfolio Company LTD, a Cayman Islands exempted company and an investment fund (together, the "Holders"). The Reporting Persons disclaim that they and/or the Holders are members of a group as defined in Regulation 13D-G.

        (b) The principal business address of the Reporting Persons is 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854.

        (c) The principal business of Pirate Capital LLC is providing investment management services to investment partnerships and other entities. Thomas R. Hudson Jr. is the sole owner and Managing Member of Pirate Capital LLC.

        (d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Thomas R. Hudson Jr. is a citizen of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Funds for the purchase of the Shares reported herein were derived from available capital of the Holders. A total of approximately $44,900,245 was paid to acquire such Shares.


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CUSIP NO.      69366Y108             SCHEDULE 13D           PAGE 5 OF 9 PAGES
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ITEM 4.           PURPOSE OF TRANSACTION.

        The Reporting Persons originally acquired Shares for investment in the ordinary course of business because they believed that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons intend to encourage the Issuer to actively pursue strategic alternatives to maximize shareholder value, including the potential sale of the company.

        On March 9, 2006, Jolly Roger Fund LP (the "Fund") notified the Issuer of its intent to make certain nominations and proposals at the Issuer's 2006 annual meeting of shareholders (the "Annual Meeting"). A copy of such notice is attached hereto as Exhibit B and incorporated herein by reference. The Fund's nominations and proposals are intended to provide shareholders with the opportunity to effectuate a change in the majority of the Board of Directors of the Issuer (the "Board"). The notice, in general, sets forth the Fund's intention to make the following proposals and nominations at the Annual Meeting:
(i) to nominate one candidate for election as a director to fill the seat scheduled to be up for election at the Annual Meeting, (ii) to repeal any amendments to the Issuer's By-Laws, as last publicly filed by the Issuer, that are adopted by the Board and not by the shareholders, (iii) to remove any directors appointed or elected by the Board and not by the shareholders since the last annual meeting of shareholders, (iv) to amend the Issuer's By-Laws to allow shareholders to fill vacancies on the Board, including those vacancies resulting from a removal of directors or an increase in the number of directors,
(v) to amend the Issuer's By-Laws to provide that if conflicting proposals to set the number of directors are presented at an annual meeting of shareholders and receive sufficient votes to be approved, then the proposal receiving the greatest number of votes will carry, (vi) to set the size of the Board at nine directors, and (vii) should the proposal to set the size of the Board be set at nine be approved, to nominate four candidates for election as directors to fill the four vacancies created by the increase in the size of the Board. The Reporting Persons intend to solicit proxies on behalf of the Fund's nominations and proposals. On March 9, 2006, the Fund also demanded the opportunity to examine and copy certain books, records and documents of the Issuer pursuant to Minnesota law. A copy of such demand is attached hereto as Exhibit C and incorporated herein by reference.

        Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in the Exhibits hereto, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the Board, other shareholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.


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CUSIP NO.      69366Y108             SCHEDULE 13D           PAGE 6 OF 9 PAGES
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ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

        (a) As of the close of business on March 9, 2006, the Reporting Persons beneficially owned 2,000,000 Shares, constituting approximately 17.9% of the Shares outstanding.

        The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 11,191,751 Shares outstanding, which is the total number of Shares outstanding as of January 2, 2006 as reported in the Issuer's Registration Statement on Form S-1 filed on January 25, 2006.

        (b) By virtue of its position as general partner of Jolly Roger Fund LP, Pirate Capital LLC has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 835,486 Shares held by Jolly Roger Fund LP. By virtue of agreements with Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD, Pirate Capital LLC has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 414,514 Shares and 750,000 Shares held by Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD, respectively. By virtue of his position as sole Managing Member of Pirate Capital LLC, Thomas R. Hudson Jr. is deemed to have shared voting power or shared dispositive power with respect to all Shares as to which Pirate Capital LLC has voting power or dispositive power. Accordingly, Pirate Capital and Thomas R. Hudson Jr. are deemed to have shared voting and shared dispositive power with respect to an aggregate of 2,000,000 Shares.

        (c) The following transactions in the Shares were effected by the Reporting Persons during the past 60 days, each of which was effected on the open market.

Jolly Roger Activist Portfolio Company LTD

        Trade Date        Shares Purchased (Sold)     Price per Share ($)
        ----------        -----------------------     -------------------
        03/02/2006                750,000                   22.68

Jolly Roger Fund LP

        Trade Date        Shares Purchased (Sold)     Price per Share ($)
        ----------        -----------------------     -------------------
        02/28/2006                252,111                   22.02
        03/01/2006                375,717                   22.69
        03/02/2006                207,658                   22.68

Jolly Roger Offshore Fund LTD

        Trade Date        Shares Purchased (Sold)     Price per Share ($)
        ----------        -----------------------     -------------------
        02/24/2006                118,514                   21.59
        02/27/2006                200,000                   21.96
        02/28/2006                 96,000                   22.02

        (d) No person other than the Reporting Persons and the Holders is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

        (e) Not applicable.


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CUSIP NO.      69366Y108             SCHEDULE 13D           PAGE 7 OF 9 PAGES
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Item 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER.

        Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit A -  Joint Acquisition Statement, dated March 9, 2006

Exhibit B -  Shareholder Notification Letter, dated March 9, 2006

Exhibit C -  Demand Letter, dated March 9, 2006


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CUSIP NO.      69366Y108             SCHEDULE 13D           PAGE 8 OF 9 PAGES
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                                   SIGNATURES

        After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 9, 2006


                                           PIRATE CAPITAL LLC


                                           By: /s/ Thomas R. Hudson Jr.
                                               ---------------------------
                                               Name:  Thomas R. Hudson Jr.
                                               Title: Managing Member


                                           /s/ Thomas R. Hudson Jr.
                                           ------------------------------
                                           Thomas R. Hudson Jr.


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CUSIP NO.      69366Y108             SCHEDULE 13D           PAGE 9 OF 9 PAGES
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                                  EXHIBIT INDEX

1. Exhibit A - Joint Acquisition Statement, dated March 9, 2006

2. Exhibit B - Shareholder Notification Letter, dated March 9, 2006

3. Exhibit C - Demand Letter, dated March 9, 2006